FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF SEPTEMBER 30, 2017

ENEL CHILE

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Amounts expressed in millions of Chilean Pesos)

•        Revenue of Enel Chile reached Ch$ 1,849,835 million representing a 20.6% increase due to the greater consolidation base in 2017 (9 months) when compared to 2016 (7 months) because Enel Chile was legally incorporated on March 1, 2016.

•        EBITDA of Enel Chile reached Ch$ 503,679 million representing a 16.6% increase equal to Ch$ 71,567 million due to the greater consolidation base in 2017.

•        Operating income (EBIT) amounted to Ch$ 384,765 million, which represents a 15.5% increase equal to Ch$ 51,497 million due to the greater consolidation base in 2017.

•        On February 7, the subsidiary Enel Generación Chile S.A. sold its entire Electrogas S.A. shareholding for a total Ch$ 115,583 million (whilst in September 2016 the entire GNL Quintero S.A. shareholding was sold for Ch$ 132,821 million). Both sales take place as part of the Group’s process of divesting non-strategic assets.

•        Net income attributable to the shareholders of Enel Chile reached Ch$ 247,566 million, slightly less than Ch$ 248,356 booked for the same period of 2016.

•        Net financial debt at September 30, 2017 was US$ 846 million, mainly generation business debt.

• 1 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF SEPTEMBER 30, 2017

SUMMARY BY BUSINESS

Generation

•        Net electricity generation amounted to 12,721 GWh.  Hydroelectric generation reached 5,738 GWh, thermal generation reached 6,893 GWh, and wind generation amounted to 90 GWh.

•        Physical sales reached 17,361 GWh, of which 12,998 GWh were delivered to regulated customers, 4,021 GWh to non-regulated customers and 342 GWh were sold on the spot market.

•        EBITDA of the generation business amounted to Ch$ 371,885 million, and net income attributable to the shareholders of Enel Generación amounted to Ch$ 269,900 million.

•        On February 7, 2017, the subsidiary Enel Generación Chile S.A. sold its entire Electrogas S.A. shareholding for Ch$115,583 million, booking a Ch$ 105,312 million profit (in September 2016 the entire GNL Quintero S.A. shareholding was sold for Ch$ 132,821 million booking a Ch$121,325 million profit). Both sales take place as part of the Group’s process of divesting non-strategic assets.

Physical Data

                                                                                                     As of September 30, 2017

Total Sales (GWh)                                                                                17,361

Total Generation (GWh)                                                                       12,721

Distribution

•        Physical sales reached 12,371 GWh.  Of this figure, residential customer sales amounted to 3,568 GWh, commercial customers to 3,943 GWh and industrial and other customers, the remaining amount.

•        A total 1,869,566 customers were served, and annual energy losses reached 5.2%.

•        EBITDA of the distribution business amounted to Ch$ 140,300 million, and net income attributable to the shareholders of Enel Distribución amounted to Ch$ 85,773 million.

Physical Data

                                                                                                    As of September 30, 2017

Total Sales (GWh)                                                                                12,371

Customers                                                                                        1,869,566

• 2 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF SEPTEMBER 30, 2017

FINANCIAL SUMMARY – ENEL CHILE

➢  Liquidity available to Enel Chile is comprised of the following:

•        Cash and cash equivalents:                       US$ 427 million.

•        Undisbursed committed credit line:          US$ 319 million.

➢  The nominal average interest rate of Enel Chile’s debt as of September 2017 was 6.3%.

➢  Hedging and protection:

To mitigate the risks associated with exchange rate variations, Enel Chile has established policies and procedures to protect its financial statements against exchange rate volatility.

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s operations and the currency of its debt.  Therefore, cross currency swap and forward contracts amount to US$ 800 million and US$ 229 million respectively.

RELEVANT INFORMATION TO THE ANALYSIS OF THE CURRENT FINANCIAL STATEMENTS

On December 18, 2015, the Extraordinary Shareholders Meeting of Enersis S.A. approved the spin-off of the Company, subject to complying with certain conditions precedent, which took place on March 1, 2016. As of that date, a new publicly traded company named Enersis Chile S.A. was incorporated and was assigned the equity interests, assets, and liabilities owned by Enersis S.A. in Chile.

On October 4, 2016, the Extraordinary Shareholders Meetings of Enersis Chile, Endesa Chile and Chilectra approved changing these companies’ names to Enel Chile S.A., Enel Generación Chile S.A., and Enel Distribución S.A., respectively. These new names became legally effective on October 18, 2016, by modifying the bylaws of each one of these companies.

For further information, see note 2.1 of the financial statements of Enel Chile S.A. as of September 30, 2017.

• 3 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF SEPTEMBER 30, 2017

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation business

We own and operate 111 generation units in Chile through our subsidiaries Enel Generación Chile, Pehuenche, and GasAtacama, which, as of September 30, 2017 have 6,351 MW combined installed capacity. Of this total, 38 are hydro electric units with 3,464 MW installed capacity, 22 are thermal units that operate using gas, coal and fuel oil with an installed capacity of 2,809 MW, and 51 are wind-farn generation units with 78 MW installed capacity.

Our power plants are all connected to the Central Interconnected Grid (“SIC” in its Spanish acronym), except for two thermal units of Central Tarapacá and six thermal units of Gas Atacama, which are connected to the Northern Grande Interconnected Grid (“SING” in its Spanish acronym).

The following chart summarizes the physical information of our generation business segment for the first nine months of 2017 and seven months of 2016:

Company	Markets in which participates	Energy Sales		Market share
		(GWh)%
		Sep-17	sept-16(*)	Sep-17	sept-16(*)
Enel Generación Chile S.A.	SIC & SING Chile	17,361	14,031	34.0%	35.4%
Total		17,361	14,031

(*) Seven months ended September 30, 2016, since the incorporation date of Enel Chile as new company and according to what was reported to the SVS.

For a better analysis of the figures in this report, the following chart summarizes the comparative data for nine months of 2017 and 2016:

Company	Markets in which participates	Energy Sales		Market share
		(GWh)%
		Sep-17	sept-16(*)	Sep-17	sept-16(*)
Enel Generación Chile S.A.	SIC & SING Chile	17,361	17,962	34.0%	35.4%
Total		17,361	17,962

(*) For year 2016, nine months ended September 30 2016, for comparison purposes.

Distribution business

Our distribution business is carried out by our subsidiary Enel Distribución Chile S.A.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile, in terms of the number of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area. The Chilean Government granted the concession agreement to transmit and distribute electricity for an unlimited period in 33 districts of the Metropolitan Region. Its service area, from the perspective of Chilean tariffs, is considered to be primarily a densely populated area.

• 4 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF SEPTEMBER 30, 2017

The following chart summarizes the physical information of our distribution business segment for results accumulated in the first nine months 2017 and 7 months 2016:

	Energy Sales		Energy Losses		Clients		Clients/Employees
	(GWh) (*)		(%)		(thousand)
	Sep-17	sept-16(**)	Sep-17	sept-16(**)	Sep-17	sept-16(**)	Sep-17	sept-16(**)
Enel Distribucion Chile (*)	12,371	9,454	5.2%	5.2%	1,870	1,814	2,762	2,626
Total	12,371	9,454	5.2%	5.2%	1,870	1,814	2,762	2,626

(*) Includes sales to final customers and tolls.

(**) Corresponds to the seven months period ended September 30, 2016, since the Enel Chile incorporation date as a new company and also according to what is reported to the SVS.

In order to to perform a better analysis of the figures in this report, the following chart summarizes the comparative data for nine months of 2017 and 2016:

	Energy Sales		Energy Losses		Clients		Clients/Employees
	(GWh) (*)		(%)		(thousand)
	Sep-17	sept-16(**)	Sep-17	sept-16(**)	Sep-17	sept-16(**)	Sep-17	sept-16(**)
Enel Distribucion Chile (*)	12,371	12,009	5.2%	5.2%	1,870	1,814	2,762	2,626
Total	12,371	12,009	5.2%	5.2%	1,870	1,814	2,762	2,626

(*) Includes sales to final customers and tolls.

(**) Correspond to the nine months period ended September 30, 2016, for comparison purposes.

• 5 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF SEPTEMBER 30, 2017

The following chart shows revenues from electricity sales per business segment and customer type:

Energy Sales Revenues
Revenues by business and type of customers
(Figures in Million Ch$)

COUNTRY	Chile		Structure and adjustments		Total
	Sep-17	sept-16(*)	Sep-17	sept-16(*)	Sep-17	sept-16(*)

Energy Sales Revenues

Generation:	1,070,583	899,820	(280,043)	(224,509)	790,540	675,311
Regulated customers	810,296	693,632	(280,043)	(224,509)	530,253	469,123
Non regulated customers	216,516	135,870	-	-	216,516	135,870
Spot market	43,771	70,318	-	-	43,771	70,318
Other Clients	-	-	-	-	-	-

Distribution:	901,157	699,151	(980)	(1,247)	900,177	697,904
Residential	350,351	267,581	-	(1,247)	350,351	266,334
Commercial	285,802	219,310	-	-	285,802	219,310
Industrial	166,904	135,214	-	-	166,904	135,214
Other	98,100	77,046	(980)	-	97,120	77,046
Less: Consolidation adjustments	(281,023)	(225,756)	-	-	-	-

Total Energy sales	1,690,717	1,373,215	(281,023)	(225,756)	1,690,717	1,373,215

Million chilean pesos variation in Ch$ and %	317,502	23.12%	-	-	317,502	23.12%

(*) Corresponds to the seven months period ended September 30, 2016, since the Enel Chile incorporation date as a new company and also according to what is reported to the SVS.

• 6 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF SEPTEMBER 30, 2017

FINANCIAL STATEMENT ANALYSIS

1.    Income Statement Analysis

Net income attributable to the controlling shareholders of Enel Chile as of September 30, 2017, reached Ch$ 247,566 million. This amount represents a slight 0.3% reduction when compared to the same period of last year in which income amounted to Ch$ 248,356 million despite the greater consolidation base in 2017. (9 months in 2017 compared to 7 months in 2016).

The following chart compares the figure of each item of the Statement of Comprehensive Income as of September 30, 2017 and 2016:

CONSOLIDATED INCOME STATEMENT (Million Ch$)	Sep-17	sept-16(**)	Change	% Change

REVENUES	1,849,835	1,533,433	316,402	20.6%
Sales	1,836,320	1,523,993	312,327	20.5%
Other operating revenues	13,515	9,440	4,075	43.2%
PROCUREMENT AND SERVICES	(1,174,034)	(924,363)	(249,671)	27.0%
Energy purchases	(676,177)	(537,315)	(138,862)	25.8%
Fuel consumption	(259,857)	(217,636)	(42,221)	19.4%
Transportation expenses	(116,861)	(114,308)	(2,553)	2.2%
Other variable procurement and service cost	(121,139)	(55,104)	(66,035)	119.8%
CONTRIBUTION MARGIN	675,801	609,070	66,731	11.0%
Other work performed by entity and capitalized	9,462	8,516	946	11.1%
Employee benefits expense	(92,033)	(75,153)	(16,880)	22.5%
Other fixed operating expenses	(89,551)	(110,321)	20,770	(18.8%)
GROSS OPERATING INCOME (EBITDA)	503,679	432,112	71,567	16.6%
Depreciation and amortization	(113,396)	(94,747)	(18,649)	19.7%
Reversal of impairment profit (impairment loss) recognized in profit or loss	(5,518)	(4,097)	(1,421)	34.7%
OPERATING INCOME	384,765	333,268	51,497	15.5%
NET FINANCIAL EXPENSE	(16,000)	(8,754)	(7,246)	82.8%
Financial income	16,055	12,323	3,732	30.3%
Financial costs	(38,489)	(35,017)	(3,472)	9.9%
Gain (Loss) for indexed assets and liabilities	290	595	(305)	(51.2%)
Foreign currency exchange differences, net	6,144	13,345	(7,201)	(54.0%)
OTHER NON-OPERATING RESULTS	108,398	126,990	(18,592)	(14.6%)
Income from other investments	105,461	121,405	(15,944)	(13.1%)
Other Profit (Loss) related to Sale of Assets	4,398	34	4,364	n/a
Share of profit (loss) of associates accounted for using the equity method	(1,461)	5,551	(7,012)	(126.3%)
Otther Non Operating revenues (expenses)
NET INCOME BEFORE TAXES	477,162	451,504	25,658	5.7%
Income Tax	(117,061)	(85,395)	(31,666)	37.1%
NET INCOME	360,101	366,109	(6,008)	(1.6%)
Shareholders of the parent company	247,566	248,356	(790)	(0.3%)
Non-controlling interest	112,535	117,753	(5,218)	(4.4%)

Earning per share (Ch$ /share)*	5.04	5.06	(0.02)	(0.3%)

(*) As of September 30, 2017 the number of paid and subscribed shares was 49,092,772,762

(**) Corresponds to the seven months period ended September 30, 2016, since the Enel Chile S.A. incorporation date as a new company, and also according to what is reported to the SVS.

On March 1, 2016 Enel Chile S.A. was legally incorporated, (Ex Enersis Chile S.A.), therefore, the financial information in this report should include only seven months of 2016.

Given the above, and to offer a better explanation for the performance of the Company and also for financial statement analysis purposes, the figures presented will be proforma, compared with the figures for the nine month period ended September 30, 2016.

• 7 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF SEPTEMBER 30, 2017

The following chart compares the figure of each item of the Statement of Comprehensive Income as of September 30, 2017 and 2016 to explain the relevant changes of the figures during each period:

CONSOLIDATED INCOME STATEMENT (Million Ch$)	Sep-17	sept-16(**)	Change	% Change

REVENUES	1,849,835	1,938,556	(88,721)	(4.6%)
Sales	1,836,320	1,926,542	(90,222)	(4.7%)
Other operating revenues	13,515	12,014	1,501	12.5%
PROCUREMENT AND SERVICES	(1,174,034)	(1,161,035)	(12,999)	1.1%
Energy purchases	(676,177)	(693,149)	16,972	(2.5%)
Fuel consumption	(259,857)	(224,735)	(35,122)	15.6%
Transportation expenses	(116,861)	(151,647)	34,786	(22.9%)
Other variable procurement and service cost	(121,139)	(91,504)	(29,635)	32.4%
CONTRIBUTION MARGIN	675,801	777,521	(101,720)	(13.1%)
Other work performed by entity and capitalized	9,462	11,833	(2,371)	(20.0%)
Employee benefits expense	(92,033)	(91,253)	(780)	0.9%
Other fixed operating expenses	(89,551)	(128,160)	38,609	(30.1%)
GROSS OPERATING INCOME (EBITDA)	503,679	569,941	(66,262)	(11.6%)
Depreciation and amortization	(113,396)	(121,021)	7,625	(6.3%)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(5,518)	(5,066)	(452)	8.9%
OPERATING INCOME	384,765	443,854	(59,089)	(13.3%)
NET FINANCIAL EXPENSE	(16,000)	(11,499)	(4,501)	39.1%
Financial income	16,055	14,352	1,703	11.9%
Financial costs	(38,489)	(44,036)	5,547	(12.6%)
Gain (Loss) for indexed assets and liabilities	290	863	(573)	(66.4%)
Foreign currency exchange differences, net	6,144	17,322	(11,178)	(64.5%)
OTHER NON-OPERATING RESULTS	108,398	128,284	(19,886)	(15.5%)
Income from other investments	105,461	121,392	(15,931)	(13.1%)
Other Profit (Loss) related to Sale of Assets	4,398	34	4,364	n/a
Share of profit (loss) of associates accounted for using the equity method	(1,461)	6,858	(8,319)	(121.3%)
Otther Non Operating revenues (expenses)
NET INCOME BEFORE TAXES	477,162	560,639	(83,477)	(14.9%)
Income Tax	(117,061)	(97,035)	(20,026)	20.6%
NET INCOME	360,101	463,604	(103,503)	(22.3%)
Shareholders of the parent company	247,566	314,955	(67,389)	(21.4%)
Non-controlling interest	112,535	148,649	(36,114)	(24.3%)

Earning per share (Ch$ /share)*	5.04	6.42	(1.37)	(21.4%)

(*) As of September 30, 2017 the number of paid and subscribed shares was 49,092,772,762

(**) Refers to the nine-month period ended September 30, 2016, for comparative purposes.

• 8 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF SEPTEMBER 30, 2017

EBITDA:

Revenues, operating costs, personnel and other expenses that determine our EBITDA, broken down by business segment for the nine-month period ended September 30, 2017 and 2016, are presented below:

EBITDA, by business segment
(Figures in Million Ch$)

	Sep-17	sept-16(*)	Change	% Change

Generation business	1,169,785	1,276,246	(106,461)	(8.3%)
Distribution business	1,006,912	994,087	12,825	1.3%
Less: consolidation adjustments and other activities	(326,862)	(331,777)	4,915	(1.5%)
Total Consolidated Revenues	1,849,835	1,938,556	(88,721)	(4.6%)

PROCUREMENT AND SERVICE COST
Generation businesses	(706,972)	(708,502)	1,530	(0.2%)
Distribution business	(800,086)	(788,035)	(12,051)	1.5%
Less: consolidation adjustments and other activities	333,024	335,502	(2,478)	(0.7%)
Total Consolidated Procurement and Services Costs	(1,174,034)	(1,161,035)	(12,999)	1.1%

GENERATION
Personnel Expenses	(36,678)	(37,120)	442	(1.2%)
Other expenses by nature	(54,250)	(91,096)	36,846	(40.5%)
Total Generation business	(90,928)	(128,216)	37,288	(29.1%)

DISTRIBUTION
Personnel Expenses	(25,057)	(21,573)	(3,484)	16.2%
Other expenses by nature	(41,469)	(40,344)	(1,125)	2.8%
Total Distribution business	(66,526)	(61,917)	(4,609)	7.4%
Less: consolidation adjustments and other activities	(14,668)	(17,447)	2,779	(15.9%)

EBITDA, by business segment
Generation	371,886	439,528	(67,643)	(15.4%)
Distribution	140,300	144,135	(3,835)	(2.7%)
Less: consolidation adjustments and other activities	(8,507)	(13,722)	5,216	(38.0%)

TOTAL CONSOLIDATED EBITDA	503,679	569,941	(66,262)	(11.6%)

(*) Considers nine-month period ended September 30, 2016, for comparative purposes.

Consolidated EBITDA of Enel Chile amounted to Ch$ 503,679 million as of September 30, 2017, which represents an 11.6% reduction when compared to the Ch$ 569,941 million booked the same period of 2016. This reduction is explained primarily by lower physical sales and a respective lower average sales price.

• 9 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF SEPTEMBER 30, 2017

EBITDA GENERATION BUSINESS

The EBITDA of our Generation Business Segment reached Ch$ 371,885 million as of September 30, 2017 representing a Ch$ 67,643 million reduction when compared to 2016. The main variables that explain this outcome, are described below:

ENEL GENERACIÓN CHILE AND SUBSIDIARIES

Revenues as of September 30, 2017, amounted to Ch$ 1,169,785 million, decreasing Ch$ 106,461 million, representing an 8.3% reduction when compared to the same period of the year before mainly due to the following:

-          An Ch$ 88,552 million drop in electricity sales due to a lower average sales price and lower physical sales (-601 GWh) mainly to regulated customers (-1,082 GWh) and spot sales (-454 GWh) offset by an increase in physical sales to non-regulated customers (+935 GWh).

-          A  Ch$ 12,531 million reduction in other services sales due to a Ch$ 13,672 million decline in tolls revenue.

-          A  Ch$ 7,724 million reduction in other sales mainly due to a Ch$ 6,337 million reduction in gas sales.

The above mentioned is partially compensated by:

-          A Ch$ 2,346 million increase in other operating revenue, mainly explained by the reversal of a Ch$ 2,245 million fine booked in 2016 related to not making use of the concession granted to develop the Tames and Totoralillo projects.

Operating costs reached Ch$ 706,972 million for the period ended September 30, 2017, decreasing Ch$ 1,531 million equivalent to a 0.2% reduction due to the following:

-          The fuel consumption cost increased by Ch$ 35,121 million increase due to greater thermal generation as a consequence of the drought in southern Chile.

-          Other variable procurement and services costs increased by Ch$ 17,479 million mainly due to a Ch$ 2,042 million increase in commodity derivative costs.  Also, higher costs related to the agreement with AES Gener that allows Enel Generación Chile to use its LNG available in Nueva Renca combined cycle power plant, which amounted to Ch$ 6,679 million and the thermal emissions tax cost for Ch$ 16,452 million. These effects were offset by lower water purchases for the power plants San Isidro I and II for Ch$ 3,207 million.

• 10 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF SEPTEMBER 30, 2017

The aforementioned was partly offset by:

-          A Ch$ 16,574 million reduction in the cost of energy purchases mainly related to a lower amount of physical purchases in the spot market (-841 GWh).

-          A Ch$ 37,557 million reduction in transportation and other services costs mainly due to lower prices.

Personnel expenses amounted to Ch$ 36,678 million as of September 30, 2017, a Ch$ 442 million reduction as a consequence of the lower number of employees.

Other expenses reached Ch$ 54,250 million as of September 30, 2017, a Ch$ 36,846 million reduction mainly explained by the asset write-off of hydroelectric projects Bardon, Chillan 1, Chillan 2, Futaleufú, Hechún and Puelo booked in 2016. This write-off amounted to Ch$ 35,384 million and was a consequence of the Company’s decision to return the water rights related to such projects. The arguments behind this decision were, among others, the high annual cost of maintaining water rights without using them, the fact that carrying out these projects lacked technical and economic feasibility and that the support by local communities was insufficient.

EBITDA DISTRIBUTION BUSINESS

The EBITDA of our Distribution Business Segment reached Ch$ 140,300 million as of September 30, 2017, which represents a Ch$ 3,835 million reduction, equivalent to a 2.7% reduction, when compared to 2016. The main variables that explain this outcome, are described below:

ENEL DISTRIBUCIÓN CHILE AND SUBSIDIARIES:

Revenue amounted to Ch$ 1,006,912 million, a Ch$ 12,825 million increase, equivalent to 1.3%, due to an increase in customer consumption leading to greater physical sales (+362 GWh) primarily greater sales to residential customers and an increase in the number of non-regulated customers and also an increase in revenue from other, non-electricity sales, mainly urban antennas.

Operating costs reached Ch$ 800,086 million, a Ch$ 12,051 million increase mainly due to (i) an increase in costs related to extraordinary weather conditions during June and July 2017, greater customer disconnection and connection costs and Ch$ 10,104 million related to emergency plan costs involving compensation and damage indemnity amounting to Ch$ 2,427 million, fine provisions for Ch$ 3,261 million and voluntary compensation to customers for Ch$ 1,886 million; and (ii) greater expenses related to non-electricity sales for Ch$ 1,241 million.

Personnel costs amounted to Ch$ 25,057 million, a Ch$ 3,484 million increase primarily due to extraordinary non-recurrent employee bonuses related to the new collective bargaining process carried out with the Company’s unions.

• 11 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF SEPTEMBER 30, 2017

Other expenses reached Ch$ 41,469 million as of September 30, 2017, a Ch$ 1,125 increase primarily due to an increase in costs related to inspections, measurements, electricty line maitenance and emergencies for Ch$ 1,016 million.

The following table summarizes the Enel Chile Group EBITDA, depreciation, amortization, impairment expenses and EBIT broken down by business segment as of September 30, 2017 compared to September 2016.

	9 months ended September 30, 2017			9 months ended September 30, 2016 (*)
Business Segment	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
	(Figures in million Ch$)			(Figures in million Ch$)

Generation
Enel Generación Chile and subsidiaries	371,886	(87,665)	284,221	439,528	(99,520)	340,008
Total Generation business	371,886	(87,665)	284,221	439,528	(99,520)	340,008

Distribution
Enel Distribución Chile and subsidiaries	140,300	(32,265)	108,035	144,135	(27,616)	116,519
Total Distribution business	140,300	(32,265)	108,035	144,135	(27,616)	116,519
Less: consolidation adjustments and other activities	(8,507)	1,016	(7,491)	(13,722)	1,049	(12,673)
TOTAL CONSOLIDATED	503,679	(118,914)	384,765	569,941	(126,087)	443,854

(*) Refers to the nine-month period ended September 30, 2016, for comparative purposes.

Depreciation, Amortization and Impairment

Depreciation, amortization and impairment amounted to Ch$ 118,914 million, equal to a Ch$ 7,173 million reduction when compared to the previous year mainly as a consequence of changing the useful life of fixed assets. The subsidiary Enel Generación Chile and its subsidiaries changed the useful life of certain Property, Plant, and Equipment applicable from 2017 on. The effect of such change amounted to Ch$ 8,268 million and was offset by an increase related to Ch$ 1,342 million in investments that became operational in both the generation and distribution business segments.

The following chart presents the consolidated non-operating income as of September 30, 2017 and 2016.

• 12 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF SEPTEMBER 30, 2017

NON OPERATING INCOME
9 months ended September 30, 2017
(Figures in Million Ch$)

	Sep-17	sept-16(*)	Change	% Change

Financial Income
Enel Generación Chile and subsidiaries	4,153	1,294	2,859	220.9%
Enel Distribución Chile and subsidiaries	9,522	11,360	(1,838)	(16.2%)
Other subsidiaries non related with generation and distribution business	8,064	7,023	1,041	14.8%
Less: consolidation adjustments	(5,684)	(5,325)	(359)	6.7%
Total Financial Income	16,055	14,352	1,703	11.9%
Financial Costs
Enel Generación Chile and subsidiaries	(37,104)	(42,154)	5,050	(12.0%)
Enel Distribución Chile and subsidiaries	(4,892)	(5,323)	431	(8.1%)
Other subsidiaries non related with generation and distribution business	(2,177)	(1,883)	(294)	15.6%
Less: consolidation adjustments	5,684	5,325	359	6.7%
Total Financial Costs	(38,489)	(44,036)	5,547	(12.6%)
Foreign currency exchange differences
Enel Generación Chile and subsidiaries	6,337	17,647	(11,310)	(64.1%)
Enel Distribución Chile and subsidiaries	(126)	(202)	76	(37.6%)
Other subsidiaries non related with generation and distribution business	(67)	(123)	56	(45.5%)
Total Foreign currency exchange differences	6,144	17,322	(11,178)	(64.5%)
Gain (Loss) for indexed assets and liabilities
Enel Generación Chile and subsidiaries	(18)	472	(490)	(103.8%)
Enel Distribución Chile and subsidiaries	300	342	(42)	(12.3%)
Other subsidiaries non related with generation and distribution business	8	49	(41)	(83.7%)
Total Gain (Loss) for indexed assets and liabilities	290	863	(573)	(66.4%)
Total Net Financial Income	(16,000)	(11,499)	(4,501)	39.1%

Other Profit (Loss) related to Sale of Assets
Enel Generación Chile and subsidiaries	105,461	121,392	(15,931)	(13.1%)
Enel Distribución Chile and subsidiaries	4	-	4	100.0%
Less: consolidation adjustments	(4)	-	(4)	(100.0%)
Total Other Profit (Loss) related to Sale of Assets	105,461	121,392	(15,931)	(13.1%)

Other Profit (Loss)
Enel Generación Chile and subsidiaries	4,244	34	4,210	n/a
Enel Distribución Chile and subsidiaries	154	-	154	100.0%
Less: consolidation adjustments	-	-	-	-
Total Other Profit (Loss)	4,398	34	4,364	n/a
Share of profit (loss) of associates accounted for using the equity method
Enel Generación Chile and subsidiaries	(1,461)	6,858	(8,319)	(121.3%)
Other subsidiaries non related with generation and distribution business	-	-	-	-
Total Share of Profit (Loss) of associates accounted for using the equity method	(1,461)	6,858	(8,319)	(121.3%)

Total Other Profit (Loss) accounted in Non Operating Income	108,398	128,284	(19,886)	(15.5%)

Net Income Before Taxes	477,162	560,639	(83,477)	(14.9%)
Income Tax
Enel Generación Chile and subsidiaries	(91,112)	(82,549)	(8,563)	10.4%
Enel Distribución Chile and subsidiaries	(27,223)	(22,286)	(4,937)	22.2%
Other subsidiaries non related with generation and distribution business	1,274	7,800	(6,526)	(83.7%)
Total Income Tax	(117,061)	(97,035)	(20,026)	20.6%
Net Income	360,101	463,604	(103,503)	(22.3%)

Net Income attributable to owners of parent	247,566	314,955	(67,389)	(21.4%)
Net income attributable to non-controlling interest	112,535	148,649	(36,114)	(24.3%)

(*) Refers to the nine-month period ended September 30, 2016, for comparative purposes.

• 13 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF SEPTEMBER 30, 2017

Financial Result

The consolidated financial result of Enel Chile as of September 30, 2017 reached a Ch$ 16,000 million expense, which represents a Ch$ 4,501 million increase when compared to the Ch$ 11,499 million booked in 2016. This outcome is primarily explained by the following:

A Ch$ 1,703 million increase in financial income related to greater revenue from short term fixed income investments for Ch$ 1,205 million and greater interest revenue for Ch$ 1,836 million as a result of the agreement with YPF. The abovementioned was offset by a reduction in energy adjustments income for Ch$ 1,341 million

A Ch$ 5,547 million financial expense reduction, mainly due to lower interest on structured loans amounting to Ch$ 1,501 million with Enel Américas S.A. that expired in September 2016. Also lower interest on bank loans and bonds amounting to Ch$ 3,328 million responding to the lower level of average debt in 2017 in addition to Ch$ 718 million lower bank fee expenses.

A Ch$ 573 million reduction of income related to indexation primarily related to a lower positive impact of indexation on recoverable taxes for Ch$ 1,363 million, less profit on hedging derivatives for Ch$ 2,864 million, partially offset by greater indexation adjustments to financial liabilities recorded in U.F. for Ch$ 3,654 million.

A Ch$ 11,178 million reduction of income from positive exchange differences mainly as a consequence of the Ch$ 10,112 million lower positive exchange differences on Enel America’s structured loan in 2016, and less profit from forward instruments amounting to Ch$ 2,787 million compensated by a greater profit on cash and equivalents in US$ for Ch$ 1,589 million.

Other Non-operating Results

The income from companies accounted for using the equity method reached Ch$ 1,461 million loss representing an Ch$ 8,319 million reduction when compared to the same period of the previous year mainly due to the Ch$ 4,132 million and Ch$ 2,750 million lower income received from Electrogas S.A. and GNL Quinteros S.A. respectively, companies that Enel Generación Chile S.A divested. Additionally, income from GNL Chile S.A. decreased Ch$ 581 million, and the loss of Hidroaysen increased Ch$ 765 million.

Income from other investments amounted to Ch$ 105,461 million representing a Ch$ 15,931 million reduction when compared to the same period of the previous year. This lower level of income is mainly explained by the net profit from the sale of our associate company Electrogas that took place in February 2017 for Ch$ 105,312 million, figure that is equal to the difference between the Ch$ 115,583 million sale price and the Ch$10,271 million book value of the investment, compared to the net profit from the sale of GNL Quintero that took place in September 2016 for Ch$ 121,325 million, figure that is equal to the difference between the Ch$ 132,821 million sale price and the book value of the investment

Other income (losses) amounted to Ch$ 4,398 million, mainly related to the sale of a lot owned by subsidiary Gas Atacama Chile for Ch$ 4,177 million.

• 14 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF SEPTEMBER 30, 2017

Corporate Taxes

Corporate income taxes reached Ch$ 117,061 million, a Ch$ 20,026 million increase mainly due to greater tax expenses related to the lower positive effect of price-level adjustments amounting to Ch$ 16,524 million (mainly related to lower consumer price inflation (IPC in its Spanish acronym) for Ch$ 6,830 million and the impact of the exchange rate applied for two months in 2016 amounting to Ch$ 9,694 million) and lastly an increase in the income tax rate from 24% to 25.5% amounting to Ch$ 7,050 million.

BALANCE SHEET ANALYSIS

Assets			Change	Change
	Sep-17	dec-16		%
	(Million Ch$)

Current Assets	856,739	853,534	3,205	0.4%
Non current Assets	4,597,541	4,532,184	65,357	1.4%
Non-current Assets classified as held for sale	-	12,993	(12,993)	(100.0%)

Total Assets	5,454,280	5,398,711	55,569	1.0%

Total assets of the Company as of September 30, 2017, increased Ch$ 55,569 million when compared to total assets as of December 31, 2016, mainly as a consequence of the following:

➢  Current Assets increased Ch$ 3,205 million as of September 30, 2017. The variations in the main categories are presented below:

•        Cash and cash equivalents increase Ch$ 26,088 million explained by dividend payments for Ch$ 259,441 million, loan repayments to Enel Américas for Ch$ 150,000 million, the purchase of property, plant and equipment for Ch$ 194,770 million, bond interest payments for Ch$ 30,229 million, income tax payments for Ch$ 156,426 million and employee related payments amounting to Ch$ 99,315 million. All the above mentioned was partially compensated by the payment received for the sale of the Electrogas shareholding for Ch$ 115,583 million and other cash payments received related to operations for Ch$ 764,510 million primarily greater customer collections net of suppliers’ payments.

•        Current related party trade accounts receivables declined Ch$ 22,701 million, mainly due to greater collections from i) Enel Trade SpA for Ch$ 11,217 million; ii) GNL Chile for Ch$ 9,640 million, and; iii) Enel Américas S.A. for Ch$ 2,356 million.

•        Non-current assets or disposable assets classified as assets for sale or held to be distributed to owners declined Ch$ 12,993 million related to classifying the interest in Electrogas S.A. as an asset for sale.

• 15 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF SEPTEMBER 30, 2017

➢  Non-Current Assets increase Ch$ 65,357 million as of September 30, 2017. The variations in the main categories are presented below:

•        Other non-current financial assets increase Ch$ 4,760 million, primarily derivative and hedging instruments for Ch$ 4,751 million due to the positive value of the UF on hedging derivative assets and the increase in the value of forwards hedging revenue.

•        Non-current trade accounts receivables and other non-current accounts receivables increase Ch$ 1,936 million, mainly an increase in long-term leasing receivables of our subsidiary Enel Distribución Chile S.A. for Ch$ 7,621 million offset by a reduction in Enel Generación Chile S.A. amounting to Ch$ 5,723 due to the YPF debt going from long-term to the short-term.

•        Property, plants and equipment increase Ch$ 57,177 million, mainly due to i) an increase in new investments for Ch$ 166,204 million, (ii) an increase in depreciation for Ch$ 108,683 million, iii) Asset retirement for Ch$ 651 million, iv) an increase in other transactions for Ch$ 307 million.

Liabilities and Equity			Change	Change
	Sep-17	dec-16		%
	(Million Ch$)

Current Liabilities	570,118	757,247	(187,129)	(24.7%)
Non Current Liabilities	1,135,970	1,178,471	(42,501)	(3.6%)
Total Equity	3,748,192	3,462,993	285,199	8.2%
attributable to owners of parent company	2,967,071	2,763,391	203,680	7.4%
attributable to non-controlling interest	781,121	699,602	81,519	11.7%

Total Liabilities and Equity	5,454,280	5,398,711	55,569	1.0%

Total liabilities of the Company as of September 30, 2017 increased Ch$ 55,569 million when compared to total assets as of December 31, 2016 mainly due to the following:

➢  Current liabilities decrease Ch$ 187,129 million. The variations in the main categories are presented below:

•        Other current financial liabilities decrease Ch$ 563 million, due to bond interest payments for Ch$ 30,229 million, lower hedging and non-hedging derivatives for Ch$ 2,935 million offset by loans accruing interest for Ch$ 32,242 million.

•        Trade accounts payable and other accounts payable decrease Ch$ 135,480 million, mainly due to the reduction of i) accounts payable for goods and services for Ch$ 53,828 million, ii) dividends payable to third parties for Ch$ 94,954 million, and iii) value added tax payable for Ch$ 10,622 million. All the above mentioned was offset by greater accounts payable to energy and gas suppliers for Ch$ 22,993 million.

• 16 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF SEPTEMBER 30, 2017

•        Other non-current provisions decline Ch$ 1,115 million, primarily explained by the reduction of legal claim provisions.

•        Related party accounts payable decrease Ch$ 35,434 million, mainly due to a decrease in dividends payable to Enel Iberoamerica for Ch$ 36,848 million.

•        Current tax liabilities decrease Ch$ 15,040 million, mainly the previous year’s income tax payments.

➢  Non-Current Liabilities decrease Ch$ 42,501 million as of September 30, 2017, which is explained by the following:

•        Other non-current financial liabilities decrease Ch$ 41,806 million, mainly due to a reduction in the level of foreign currency debt (bonds) due to the impact of the 4.9% appreciation of the Chilean Peso – US Dollar exchange rate when compared to December 2016.

•        Other non-current provisions increase Ch$ 4,998 million, mainly explained by the increase of dismantling obligations related to San Isidro and Bocamina II power plants that belong to Enel Generación Chile Group for Ch$ 2,361 million and a Ch$ 2,029 million increase in Enel Distribucion Chile due to SEC fines net of payments and provisions related to legal claims for Ch$ 608 million.

•        Deferred tax liabilities decrease Ch$ 1,895 million, mainly related to fixed asset depreciation tax deferrals.

•        Non-current employee benefit provisions decline Ch$ 2,898 million explained by payments related to employee severance packages.

Total Equity amounted to Ch$ 3,748,192 million, as of September 30, 2017 and is explained below.

•        Equity attributable to shareholders of Enel Chile amounted to Ch$ 2,967,071 million, comprised of the following: Issued capital for Ch$ 2,229,109 million, Retained earnings for Ch$ 1,754,977 million, a Ch$ 185,601 million variation during the period that includes the Ch$ 247,566 million net income for the period ended September 30, 2017, IAS 19 actuarial value restatement for Ch$ 1,547 million minus dividends for Ch$ 63,512 million. The above mentioned was offset by lower other reserves amounting to Ch$ 1,017,015 million originating from the division of the companies. Other reserves are comprised of (i) lower cash flow hedge reserves for Ch$ 55,317 million, (ii) lower profit and loss reserves related to the revaluation of financial assets available for sale amounting to Ch$ 13 million; (iii) other reserves for Ch$ 969,741 million, which includes taxes paid in Peru related to the division of Enel Generación Chile and Enel Distribución Chile for Ch$ 90,275 million. The above was offset by conversion reserves for Ch$ 8,030 million.

• 17 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF SEPTEMBER 30, 2017

•        Equity attributable to non-controlling shareholders amounted to Ch$ 781,121 million, which includes the initial Ch$ 699,602 million balance and the transactions booked throughout the period ended September 30, 2017, related to the Ch$ 112,535 million net income of the period. The aforementioned was offset by dividend payments for Ch$ 42,991 million, other comprehensive income amounting to Ch$ 13,063 million, mainly cash flow hedge reserves and other minor changes for Ch$ 1,088 million.

The performance of main financial ratios is the following:

RATIO		Unit	Sep-17	sept-16 (***)	Change	Change (%)

Liquidity	Liquidity	Times	1.50	1.42	0.08	5.9%
	Acid-test *	Times	1.43	1.35	0.08	6.3%
	Working capital	MMCh$	286,621	254,609	32,012	12.6%
Leverage	Leverage	Times	0.46	0.54	(0.08)	(14.5%)
	Short-term debt	%	33.4%	32.4%	1.0%	3.0%
	Long-term debt	%	66.6%	67.6%	(1.0%)	(1.5%)
	Financial expenses coverage**	Times	15.71	22.05	(6.3)	(28.7%)
Profitability	Op. income / Op. Revenues	%	20.8%	22.9%	(2.1%)	(9.2%)
	ROE	%	11.0%	11.9%	-0.9%	(7.8%)
	ROA	%	8.5%	8.7%	-0.2%	(2.1%)

(*) Current assets net of Inventories and prepayments).

(**)  EBITDA / Financial expenses.

(***) For year 2016, nine months are considered for comparison purposes.

•        The current ratio as of September 30, 2017 reached 1.50 times, which represents a 5.9% increase indicating that Enel Chile Group enjoys a solid liquidity position that allows it to cover its short-term liabilities with current assets.

•        Acid test or quick ratio, as of September 30, 2017, was 1.43 times, which represents a 6.3% increase when compared to September 30, 2016 explained by a lower level of trade accounts payable and other current accounts payable.

•        Working capital, as of September 30, 2017, amounted to Ch$ 286,621 million, calculated as the remaining current assets after subtracting all current liabilities, and mainly explained by the lower balance of trade accounts payable and other current accounts payable.

•        The debt ratio was 0.46 times, as of September 30, 2017, which means that the level of equity commitment of Enel Chile was 0.46 times at the end of the current period.

•        The financial expense coverage ratio for the nine-month period ended September 30, 2017 was 15.71 times, which indicates the ability to cover all financial expenses with the EBITDA obtained during the period. The figure represents a 28.7% reduction, 6.3 times when compared to the previous year, mainly due to lower positive exchange differences amounting to Ch$ 11,178 million.

• 18 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF SEPTEMBER 30, 2017

•        The profitability index, calculated by dividing operating income by operating revenues, declined 2.1% when compared to the previous year, reaching 20.8% as of September 30, 2017 due to the lower operating income booked this period.

•        Return on equity of the owners of the controlling shareholder (dominant) was 11.0% for the nine-month period ended September 30, 2017.

•        Return on assets reached 8.5% for the nine-month period ended September 30, 2017.

MAIN CASH FLOWS

The net cash flow of Enel Group Chile for the nine-month period ended September 30, 2017 reached Ch$ 24,232 million, which represents a Ch$ 52,803 million reduction when compared to the previous year.  The main factors that explain this drop in net cash flow when compared to 2016, classified as either operating, investing, or financing activities are presented below:

Net Cash Flow			Change	Change
	Sep-17	dec-16		%
	(Million Ch$)

From Operating Activities	397,060	414,942	(17,882)	(4.3%)

From Investing Activities	(76,049)	(12,925)	(63,124)	488.4%

From Financing Activities	(296,779)	(324,982)	28,203	(8.7%)

Total Net Cash Flow	24,232	77,035	(52,803)	(68.5%)

Net cash flow from operating activities amounted to a positive Ch$ 397,060 million for the nine-month period ended September 30, 2017, which represents a 4.3% reduction when compared to September 2016. This cash flow comes primarily from sales and other revenue amounting to Ch$ 2,327,824 million, cash inflows from insurance policy premiums and services, annuities and other policy benefits for Ch$ 72 million and other operational cash inflows for Ch$ 14,442 million, which were partially offset by cash outflows related to (i) supplier payments for Ch$ 1,563,312 million; (ii) employee payments for Ch$ 99,315 million; (iii) income tax payments for Ch$ 156,426 million; (iv) other operating payments for Ch$ 105,269 million (v) insurance policy premiums and services related to policies for Ch$ 15,477 million; and (vi) other cash disbursements for Ch$ 5,479 million.

Due to the corporate restructuring that took place the previous year, as of September 30, 2016, Ch$ 132,420 million were paid as taxes in Peru.

Net cash flow from investing activities amounted to Ch$ 76,049 million (negative) for the nine-month period ended September 30, 2017, which represents an Ch$ 63,124 million reduction when compared to September 2016 mainly comprised by (i) disbursements to purchase property, plants, and equipment for Ch$ 194,770 million; (ii) capital contributions to HidroAysén for Ch$ 1,836 million, and (iii) payments related to derivative future and swap contracts for Ch$ 6,586 million. These cash outflows were partially offset by (i) other cash receipts related to the sale of equity or other company’s debt including the sale of the interest in Electrogas for Ch$ 115,583 million; (ii) interest payments received amounting to Ch$ 5,531 million; (iii) dividends received from our investments in associate companies for Ch$ 880 million; (iv) payments related to derivative futures, swaps  and options for Ch$ 720 million, and (v) payments received for the sale of property, plants and equipment amounting to Ch$ 4,429 million.

• 19 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF SEPTEMBER 30, 2017

Net cash flow used for financing activities amounted to Ch$ 296,779 million during the nine-month period ended September 30, 2017, which represents a Ch$ 28,203 million increase when compared to September 2016. This cash flow is mainly comprised by (i) Ch$ 2,761 million bond payments; (ii) Ch$ 259,441 million in dividend payments, of which Ch$ 96,260 million was paid to the controlling group companies;(iii) Ch$ 30,229 million in interest payments mainly interest on bonds; (iv) Ch$ 1,960 million in financial leasing liability payments, and (v) Ch$ 2,388 million in other cash disbursements. Related party loans amounting to Ch$ 150,000 were signed during the period and have been fully paid by this date.

The following table presents the cash disbursements related to additional property, plants, and equipment and the respective depreciation for the nine-month period ended September 30, 2017.

INFORMATION FOR ASSETS AND EQUIPMENTS BY COMPANY
9 MONTHS ENDED SEPTEMBER 30, 2017
(Million Ch$)

Company	Payments for Additions of Fixed Assets		Depreciation
	Sep-17	sept-16(*)	Sep-17	sept-16(*)
Enel Generación Chile and subsidiaries	147,096	146,996	85,593	97,886
Enel Distribución Chile and subsidiaries	45,441	47,375	23,090	20,225
Other entities (business different to generation and distribution)	2,233	-	-	-
Total Consolidated ENEL CHILE Group	194,770	194,371	108,683	118,111

 (*) Refers to the nine-month period ended September 30, 2017 and 2016, for comparative purposes.

The most relevant cash outflows are in the generation business due to power plant maintenance and investment, which amounted to Ch$ 147,096 million. In the distribution business main investments, which include network extensions and network operational optimization to increase the level of efficiency and service quality, amounted to Ch$ 45,441 million as of September 30, 2017.

• 20 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF SEPTEMBER 30, 2017

MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their operations, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations currently, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

Enel Chile and its operating subsidiaries are subject to environmental regulations which, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

➢  Public authorities will approve such environmental impact studies;

➢  Public opposition will not lead to delays or modifications to any proposed project;

➢  Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its business policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

• 21 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF SEPTEMBER 30, 2017

Risk Management Policy

The companies of the Enel Group in Chile are exposed to certain risks managed through the application of identification, measurement, concentration limits and supervision systems.

Some of basic principles defined by the Group when setting their risk management policy include the following:

-       Comply with good corporate governance standards.

-       Strictly comply with all of the Group’s regulatory systems.

-       Each business and corporate area must define:

I. The markets in which it can operate based on the knowledge and skills that would ensure effective management of the risk.

II. Criteria of counterparts.

III. Authorized operators.

-       For each market in which they operate, business and corporate areas establish their risk adversity within the defined strategy.

-       All corporate areas and business operations are carried out within the limits approved in each case.

-       Business, corporate areas, lines of business and companies establish risk management controls to guarantee that transactions in the markets are carried out pursuant to the policies, standards and procedures of Enel Chile.

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

INTEREST RATE (%)	September 30, 2017	December 31, 2016

Fixed Interest Rate	92%	92%

• 22 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF SEPTEMBER 30, 2017

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

-       Debt contracted by the Group’s companies denominated in currencies other than those in which their cash flows are indexed.

-       Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.

-       Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile aims at maintaining a balance between US$-indexed flows and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

Commodity Risk

The Enel Group in Chile is exposed to the risk of price variations of certain commodities, primarily the following:

-       Fuel purchases for the process of electricity generation.

-       Purchase and sale of energy carried out in the  local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income. As of September 30, 2017 there were swap operations in place for 1.6 million barrels of Brent oil to be settled between October and December 2017 and 1.7 million barrels of Brent oil to be settled between January and August 2018; Henry Hub gas swaps for 6.0 million MMBTU to be settled between November and December 2017 and 11.6 million MMBTU to be settled between January and May 2018; API2 coal for 659 kton to be settled between October and December 2017 and 82 kton to be settled between January and February 2018. As of December 31, 2016, there were swap operations in place for 3 million barrels of Brent oil to be settled between January and November 2017 and Henry Hub gas for 3.3 million MMBTU to be settled between January and September 2017.

• 23 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF SEPTEMBER 30, 2017

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives see Notes 18, 20 and Annex 4.

As of September 30, 2017, the liquidity of the Enel Group Chile was of ThCh$ 272,087,378 in cash and cash equivalents and ThCh$ 203,504,538 in committed long-term lines of credit. As of December 31, 2016, the liquidity of Enel Group Chile of ThCh$ 245,999,192 in cash and cash equivalents and ThCh$ 342,827,047 in committed long-term lines of credit.

Credit risk

The Enel Chile Group continually monitors in depth all credit risks.

Commercial Accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in some contracts with unregistered clients, it is possible to cut off supply when there are payment defaults, and almost every contract includes non-payment as a reason for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited.

In the case of our electricity distribution companies, such companies are authorized to cut off the supply in the case of non-payment by our clients in accordance with current regulations which helps to guarantee that amounts subject to credit risk evaluation and control process are also limited.

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PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF SEPTEMBER 30, 2017

Financial assets:

Cash surpluses are invested in top domestic and foreign financial institutions (as much as possible with a risk classification of Investment Grade or equivalent) with pre-established limits per entity.

Investments may be guaranteed by Chilean treasury bonds and/or bank effects issued by top-quality banks, preferring the latter since they offer better returns (always within the framework of our current investment policies).

Risk Measurement

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-       Financial Debt

-       Derivatives for debt hedging.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within a quarter and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio in relation to the Chilean peso which includes:

-       The US$ Libor rate of interest.

-       The exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to ThCh$ 69,412,095.

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PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF SEPTEMBER 30, 2017

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

Other Risks

As of September 30, 2017 Enel Chile, on a stand-alone basis, has no financial debt, therefore, is no subject to cross-default provisions. Nevertheless, as is common practice in bank credit facilities and capital market operations, a portion of our subsidiay Enel Generación Chile's financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, a cross default could result and certain liabilities of Enel Generación Chile could eventually become enforceable.

Non-payment – after any applicable grace period – of Enel Generación Chile’s debts, with an outstanding individual balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the international credit line. Furthermore, this credit line contains provisions under which certain events other than non-payment, at the Enel Generación Chile’s level, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 100 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Generación Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 30 million, or its equivalent in other currencies, could lead to the acceleration payment of its Yankee Bonds. In the specific case of the Yankee bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million, or its equivalent in other currencies.

Lastly, in the case of Enel Generación Chile’s local bonds and local credit line, acceleration is only triggered by the issuer’s or debtor default, namely Enel Generación Chile S.A., and not referring to its subsidiaries. In the case of local bonds, the cross-default may be triggered in cases where the amount in arrears exceeds US$ 50 million in a single debt, or its equivalent in other currencies. In the case of the local line, the cross-default is triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the end of grace periods are met. This line has not been disbursed.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Generación Chile, performed by credit-rating agencies, would result in the need to make prepayments of debt.

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PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF SEPTEMBER 30, 2017

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2 and 3 of the Financial Statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Nicola Cotugno
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Title: Chief Executive Officer

Date: November 3, 2017